United States securities and exchange commission logo





                               May 12, 2024

       Tom Berry
       Chief Executive Officer
       ILS Fixed Horizon LLC
       PO Box 1227
       210 Market Street
       El Campo, TX 77437

                                                        Re: ILS Fixed Horizon
LLC
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed April 15,
2024
                                                            File No. 024-12055

       Dear Tom Berry:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

       Amended Offering Statement on Form 1-A

       Cover Page

   1. We reissue prior comment 2, as the changes were made in Part I and not on the cover page of Part II as
requested. Revise your cover page to include risk factor disclosure to address
                                                        (3) there are numerous
conflicts of interest between the company, company management, company affiliates and
the debt unit holders whereby company affiliates will be
                                                        compensated to provide
various services including investment of assets, conducting due diligence on borrowers,
and selling loans. We note that you included risk factors on the facing page, or Part I,
but not on the cover page of the offering circular. Please revise to address the appropriate
risk factors on the cover page of the offering circular. Also, please ensure the risks are
consistent with your disclosure elsewhere in the offering circular including your
statement that the principal is not subject to this restriction in reference to your Manager's
discretion to pay.
 Tom Berry
FirstName  LastNameTom
ILS Fixed Horizon LLC Berry
Comapany
May        NameILS Fixed Horizon LLC
     12, 2024
May 12,
Page 2 2024 Page 2
FirstName LastName
Offering Circular Summary, page 13

2. We note your broad discretion to honor withdrawal requests outside of the agreed-upon withdrawal period. Please tell us your consideration of whether such broad discretion constitutes an offer to repurchase the debt units and clarify the repurchase price. Please provide your analysis of whether Section 14(e) of the Exchange Act and the rules promulgated thereunder would apply to such offers. Also, address the application of general anti-fraud provisions of the Securities Act, including Section 10(b) and Rule 10b-
         5 promulgated thereunder.
Compensation of Management and Directors, page 43

3. We note your response to prior comment 14. Please revise your offering statement to
         include your response that    no compensation was awarded to, earned
by, or paid to
         Donald Sutton or Tom Berry by any person for all services rendered in all capacities to the company, whether directly or indirectly, for the fiscal year ended December 31, 2023.
Beneficial Ownership of Company, page 44

4. Refer to prior comment 13. Please include the listing of all executive officers as a group in the table, as a separate line. Also, please fix the heading which refers to non-voting securities as the table appears to include voting shares. See Item 12 in Part II of Form 1-A.
Signatures, page 59

5. Your revisions in response to prior comments 17 and 18 do not appear to conform to the format required by the signatures section of Form 1-A. Please revise to comply with the format required by the signatures section of Form 1-A.
Audited Financial Statements, page 60

6. It appears that the financial statements still follow Part III of the offering statement. Please revise as requested in prior comment 19 to include your financial statements in your
         offering circular prior to Part III     Index to Exhibits. Please note
Part F/S is located in the
         offering circular in Part II of Form 1-A.
7. The financial statements provided in response to prior comment 20 do not appear to be complete as they do not include financial statement footnotes. We also note they are described as audited financial statements on page F-11 but they do not appear to be audited since they do not contain an audit report. Please revise to provide the complete financial statements required by Part F/S of Form 1-A. See Part F/S (b)(3)(A)
         and Part F/S (c).
Exhibits

8.       We note your revisions to Exhibit 15.1 in response to prior comment
22. Please further
         revise Table III in Exhibit 15.1 to provide disclosure on an annual basis for each program.
 Tom Berry
ILS Fixed Horizon LLC
May 12, 2024
Page 3
      Also, your disclosure of income, cash flow and distributions should provide summary information from the financial statements and not merely totals. Also, please clarify the date on which the estimated value per share was determined. If this was the initial price, please provide the updated values per share if disclosed to program investors.
       Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameTom Berry
                                                            Division of
Corporation Finance
Comapany NameILS Fixed Horizon LLC
                                                            Office of Real
Estate & Construction
May 12, 2024 Page 3
cc:       Larry Pino, Esq.
FirstName LastName